Delisting Determination,The Nasdaq Stock Market, LLC,
February 17, 2016, Rock Creek Pharmaceuticals, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Rock Creek Pharmaceuticals, Inc.
(the Company), effective at the opening of the trading session on February 29, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2). The Company was notified of the Staffs determination on September 22, 2015. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated November 3, 2015, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on November 5, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 18, 2015.